December 7, 2023

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File No. 002-10156; 811-00560
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on November 15, 2023, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 223 under the Securities Act of 1933, as amended, and Amendment No. 175 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 4, 2023, accession no. 0001193125-23-250794 (the “Amendment”). The Amendment relates to John Hancock Global Climate Action Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Amendment.

Prospectus Comments

Comment 1 — Please include the exchange ticker symbol for each class of shares of the Fund on the front cover of the prospectus and the Statement of Additional Information (the “SAI”).

Response to Comment 1 — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Comment 2 — The SEC Staff notes that there are certain bracketed or omitted items in the Amendment. Please finalize and complete any omitted information in the Fund’s final filing. Please also provide for the Staff’s review completed fee tables under “Fund summary – Fees and expenses” as part of this letter.

K&L GATES LLP

STATE STREET FINANCIAL CENTER    ONE LINCOLN STREET    BOSTON    MA 02111

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Response to Comment 2 — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing. Additionally, the fee tables for the Fund and the share class described in the Amendment are included in Appendix A to this letter.

Comment 3 — With respect to the name of the Fund, the SEC Staff feels that the term “Climate Action” is a word that denotes a type of investment and that the Fund, therefore, should include an 80% investment policy, as required by Rule 35d-1 under the 1940 Act (the “Names Rule”).

Response to Comment 3 — While the Trust respectfully disagrees that the Fund’s name is subject to the requirements of the Names Rule, in response to the Staff’s comment, the Trust will revise the disclosure under the heading “Fund summary – Principal investment strategies” to include the following 80% investment policy:

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities including, but not limited to, common stocks and depositary receipts of issuers that the manager determines are Climate Leaders (as defined below), which are listed on any exchange across the globe (inclusive of the emerging markets).

Comment 4 — With respect to the Fund’s investment objective, the SEC Staff notes that the objective of “capital growth” is subordinate to “environmental, social or governance” (ESG) or climate considerations. Please consider whether ESG or “climate” should be incorporated into the Fund’s investment objective. If the Trust believes they should not incorporated, please explain in your response why it should not be incorporated, given the Fund’s principal investment strategies.

Response to Comment 4 — The Trust respectfully notes that it does not believe the Fund’s investment objective of capital growth is “subordinate to” ESG or climate considerations and respectfully disagrees with that characterization. Nevertheless, in response to the Staff’s comment, the Trust will revise the investment objective to read as follows:

“The fund seeks to provide long-term capital growth by investing in a diversified portfolio of Climate Leaders (as defined below).”

Comment 5 — Under “Fund Summary — Fees and expenses,” in the “Shareholder fees” table, please move the parenthetical disclosure regarding the Class A maximum deferred sales charge to a footnote.

Response to Comment 5 — The Trust believes that the placement of this disclosure is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 6 — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, the SEC Staff notes that there are variances between the total expenses of each share class. Please supplementally explain these variance.

Response to Comment 6 — Supplementally, the Trust notes that the total expenses for the share classes differ because of the Rule 12b-1 fees that are paid by each class and differences in transfer agency fees paid by each class.

Comment 7 — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, please confirm that the duration of both contractual waivers will be in effect for at least a one-year period from the date of effectiveness of the registration statement. Please also disclose, if applicable, whether the adviser may recoup expenses, and if so, disclose the time period and that recoupment may only occur if it does not result in an expense ratio that exceeds the expense cap in place at the time of both the waiver and recoupment.

Response to Comment 7 — The Registrant confirms that any contractual waivers will be in effect for at least one year from the date of effectiveness, and further notes that waived or reimbursed expenses are not subject to recoupment by the adviser.

Comment 8 — Under “Fund summary – Principal investment strategies,” please disclose how the Fund defines “emerging markets.”

Response to Comment 8 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 9 — Under “Fund summary – Principal investment strategies,” please clarify the interplay between the exclusionary screen relating to the Ten Principles of the United Nations Global Compact (the “Ten Principles”) and the sentence that states that the screen “includes issuers with products or within industries that are considered by the exclusionary screen to be unsustainable or associated with significant environmental or social risks.”

Response to Comment 9 — Supplementally, the Trust notes that the screen that excludes “issuers with products or within industries that are considered by third-party data provider(s) to be unsustainable or associated with significant environmental or social risks” is applied in addition to the Ten Principles exclusionary screen. In response to the Staff’s comment, however, the Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 10 — Under “Fund summary – Principal investment strategies,” please identify the provider or providers the Fund intends to use to apply the exclusionary screen. Please describe the criteria or methodology used by each provider when applying the exclusionary framework. In doing so, the Fund should describe its due diligence practice in applying the screening criteria to portfolio companies, what underlying data will be reviewed to determine whether a company will be excluded and the sources of that data. If applicable, also consider any related principal risks related to the Fund’s use of third party data providers since the data used by providers can differ significantly.

Response to Comment 10 — In response to the Staff’s comment, the Trust supplementally notes that it believes the current disclosure is adequate and consistent with the requirements of Form N-1A. First, while the manager will use third-party data providers to screen out ineligible investments, the manager ultimately relies on its own fundamental analysis to select securities for the Fund’s portfolio, as described in the Fund’s principal investment strategies. Therefore, the Trust believes that naming specific third-party data providers overemphasizes their importance in the investment process. The Trust further notes that such data providers may change over time.

Second, the Trust notes that the exclusionary framework may be updated from time to time and, as the information by the third-party data provider does not constitute investment advice but rather a set of data that is used by the manager, the Trust does not believe that additional description of the criteria and methodology used by the third-party service provider is necessary. In this regard, the Trust further notes that, consistent with Item 9(b)(2) of Form N-1A the Trust believes that the principal investment strategies generally explain how the manager chooses securities, including a general description of the exclusionary framework.

Accordingly, the Trust respectfully declines to make any changes to the Principal investment strategies in response to this comment. However, the Trust will revise the principal risk disclosure to disclose the risk that information and data provided by third parties may be inaccurate and/or incomplete.

Comment 11 — Under “Fund summary – Principal investment strategies,” please more clearly explain the Ten Principles. For example, please describe each of the Ten Principles and clarify if the Fund will focus on any specific principle or it will focus on all of the Ten Principles.

Response to Comment 11 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 12 — Under “Fund summary – Principal investment strategies,” in the second paragraph, please clarify that the disclosure refers to the manager’s exclusionary screen, if applicable.

Response to Comment 12 — In response to this comment, the Trust respectfully refers to the Staff its responses to Comments 9 and 11.

Comment 13 — Under “Fund summary – Principal investment strategies,” the disclosure states: “Subject to the fund’s selection process as described herein, issuers deriving up to 25% of revenue from fossil fuel-based power generation may be included in the fund’s portfolio if those issuers have adopted an aggressive decarbonization pathway and/or are growing their renewable energy portfolios.” Please clarify in the disclosure what is meant by “adopting an aggressive decarbonization pathway” and “growing their renewable energy portfolios.”

Response to Comment 13 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 14 — Under “Fund summary – Principal investment strategies,” the disclosure states: “Where no data is available from the third-party data provider(s) regarding compliance with the exclusionary framework above, issuers will not be excluded from the fund’s investment universe provided that they satisfy the positive screen applied by the manager” (emphasis added). Please clarify what is meant by “positive screen.” For example, is this a screen that is used in addition to the exclusionary screen?

Response to Comment 14 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 15 — Under “Fund summary – Principal investment strategies,” the disclosure states: “In selecting issuers that are climate leaders, the manager will consider issuers that have: (a) signified commitment to develop or have set science-based targets with the Science Based Targets initiative …” Please describe in more detail the “Science Based Targets initiative” and, in particular, how the “Science Based Targets initiatives” are connected to the Paris Agreement.

Response to Comment 15 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 16 — Under “Fund summary – Principal investment strategies,” with respect to the portion of the Fund’s strategy in which the manager selects securities from the universe of remaining potential investments after the application of the exclusionary screen, please identify the provider or the providers the Fund intends to use to select such securities, if applicable. Please describe the criteria or methodology used by each provider in connection with the same. In doing so, the Fund should describe its due diligence practice in applying the screening criteria to portfolio companies, what underlying data will be reviewed to determine whether a company will be excluded and the sources of that data. If applicable, also consider any related principal risks related to the Fund’s use of third-party data providers since the data used by providers can differ significantly.

Response to Comment 16 — Please see the Response to Comment 10.

Comment 17 — Under “Fund summary – Principal investment strategies,” the disclosure states: “The fund will also consider other sustainability and/or environmental, social, governance (“ESG”) attributes of issuers when choosing whether to invest, subject to data availability.” Please clarify whether climate or climate action is the exclusive factor considered by the Fund when selecting portfolio investments or whether it is one of several factors. If the latter, the disclosure should state that a portfolio investment could be made in a company that scores poorly on climate factors if it scores strongly on other, non-climate factors that are considered.

Response to Comment 17 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B:

Comment 18 — Under “Fund summary – Principal investment strategies,” please consider disclosing supplementally how many issuers the Fund expects to have in its portfolio.

Response to Comment 18 — The Trust notes supplementally that, under normal circumstances, the fund will invest in approximately 30-60 issuers.

Comment 19 — Under “Fund summary – Principal investment strategies,” the disclosure states: “An issuer’s eligibility status with respect to the relevant criteria in the fund’s security selection process at the time of investment may change over time.” Please clarify what is meant by “criteria.”

Response to Comment 19 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 20 — Under “Fund summary – Principal investment strategies,” the disclosure states: “Under normal circumstances, the fund will invest in companies domiciled, incorporated, organized or headquartered outside the U.S., including developing and emerging market countries (Foreign Companies).” Please reconcile that disclosure with similar disclosure in the first paragraph of the “Principal investment strategies” which refers to climate leaders which are listed on any exchange across the globe, inclusive of emerging markets. If the later disclosure is retained, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. Please see Footnote 42 to Investment Company Act Release No. 24828 (Jan. 17, 2001).

Response to Comment 20 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 21 — Under “Fund summary – Principal investment strategies,” please explain supplementally how companies “domiciled, incorporated or headquartered outside the U.S. satisfies the test described above in Comment 20 which requires that an investment is economically tied to a particular country.

Response to Comment 21 — The Trust notes supplementally that it has revised the noted disclosure and, therefore, a response to this comment is not necessary.

Comment 22 — Under “Fund summary – Principal investment strategies,” the disclosure states: “The fund may invest in any country (including emerging market countries), in any economic sector and in any currency.” Please provide corresponding risk disclosure for investments that focus in one or more currencies. If the fund anticipates investing in any specific countries, sectors, or currencies, please add corresponding disclosure to the principal investment strategies and to the principal risks.

Response to Comment 22 — The Trust has revised the disclosure under the heading “Fund summary - Principal investment risks” to include risk disclosure relating to investments that focus in one or more currencies. With respect to specific countries, the Trust notes that the fund does not anticipate investing in any specific countries, sectors or currencies.

Comment 23 — Under “Fund summary – Principal investment strategies,” the disclosure states that “The fund may, but currently does not intend to, invest in or use derivatives, such as currency forwards, for hedging purposes in a manner consistent with the investment objective of the fund.” Please delete this disclosure or clarify whether the Fund will invest in derivatives. If the Fund does intend to invest in derivative instruments, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response to Comment 23 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B. The Trust further confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

Comment 24 — Under “Fund Summary – Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response to Comment 24 — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock fund complex. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph “[t]he fund’s main risks are listed below in alphabetical order, not in order of importance.” For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make any changes in response to this comment.

Comment 25 — The Staff notes that the disclosure under “Fund summary – Principal risks — Equity securities risk,” includes disclosure relating to the risks associated with value investing. Accordingly, please add disclosure relating to value investing to the Fund’s principal investment strategies.

Response to Comment 25 — In response to the Staff’s comment, the Trust has removed the risk disclosure relating to value investing, as value investing will not be incorporated into the Fund’s principal investment strategies.

Comment 26 — The Staff notes that the disclosure under “Fund summary – Principal risks,” includes disclosure relating to the risks associated with investing in small, mid- and large-capitalization securities. Accordingly, please add disclosure relating to investing in such companies to the Fund’s principal investment strategies.

Response to Comment 26 — The Trust has clarified the disclosure under “Fund summary – Principal investment strategies,” in response to the Staff’s comment as set forth in Appendix B.

Comment 27 — In “Fund details – Who’s who,” please state the month and year that each portfolio manager began managing the Fund.

Response to Comment 27 — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the Fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the Fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the Fund since inception or the year in which the Fund is expected to commence operations, in order to preserve flexibility in disclosure for new funds. The month in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 28 — Under “Fund details – Principal investment strategy,” the disclosure states that “The fund will provide 60 days’ written notice to shareholders prior to a change in its 80% investment strategy.” Please revise consistent with the Fund’s response to Comment 3 above regarding the applicability of the Names Rule.

Response to Comment 28 — The Trust has clarified the disclosure in response to the Staff’s comment as set forth in Appendix B.

Comment 29 — Under “Fund details – Principal investment strategy,” the SEC Staff notes that the paragraph regarding deviation from principal investment strategies is included twice, please delete one of the paragraphs.

Response to Comment 29 — The Trust has made the requested change.

Comment 30 — Under “Fund details — Who’s who - Management Fee,” with respect to the disclosure that states, “The management fee is stated as an annual percentage of the aggregate net assets of the fund (together, with the assets of any other applicable fund identified in the advisory agreement),” please identify all applicable funds upon whose assets the management fee is based.

Response to Comment 30 — The Trust believes that the current disclosure is consistent with the requirements of Form N-1A, and notes that an Amendment to the Advisory Agreement pertaining to the Fund will be filed as an exhibit to the Registration Statement.

Comment 31 — In “Fund details – Who’s who – Management fee,” please disclose the period covered by the Fund’s referenced shareholder report pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response to Comment 31: The Trust respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Fund believes this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comments to Appendix 2

Comment 32 — In Appendix 2, please explain what SEC No Action Letter the Fund is relying on with respect to the information shown in the Appendix. Please also confirm whether the Fund’s proposed subadviser was responsible for managing the other accounts during the periods shown.

Response to Comment 32: The Trust confirms that it is relying upon the SEC staff’s position contained in the Nicholas-Applegate Mutual Funds, SEC No-Action Letter, publicly available August 6, 1996 (“Nicholas-Applegate”) to display the Composite performance information of a substantially similar strategy managed by the Subadviser, without regard to the portfolio management team. The Fund’s proposed subadviser was responsible for managing the other accounts during the periods shown.

Comment 33 — In Appendix 2, please delete the disclosure stating that John Hancock Investment Management LLC does not guarantee or make any warranty, express or implied, as to the accuracy, adequacy or completeness of such information.

Response to Comment 33: The Trust has reviewed the disclosure and believes the current presentation is appropriately clear. The Trust notes that the current disclosure previously was revised a number of times in accordance with prior SEC staff comments. Accordingly, the Trust respectfully declines to make the requested revision.

Comments to SAI

Comment 34 — Under “Investment Restrictions – Additional Information Regarding Fundamental Restrictions,” the SEC Staff notes that the disclosure states that the Fund has an 80% investment policy that is subject to change only upon 60 days’ prior written notice to shareholders. Please reconcile that with Comments 3 and 28 above.

Response to Comment 34 — The Trust notes that the Fund has added an 80% investment policy pursuant to Comment 3, above.

Comment 35 — Under “Investment Management Arrangements and Other Services — Subadvisory Agreement —Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response to Comment 35 — The Registrant respectfully incorporates the response provided to the Staff by the Trust in its February 26, 2019 letter responding to this comment.

Comments to Part C

Comment 36 — Please confirm the applicable Advisory Agreement amendment for the Fund will be reflected.

Response to Comment 36 — The Trust so confirms.

Comment 37 — Please confirm whether an auditors consent will be provided.

Response to Comment 37 — The Trust confirms that an auditor’s consent will not be filed as the Fund is a new fund and, as such, no financial information is shown in the Amendment.

Comment 38 — The Staff notes that Section 2.11(b) of the Declaration of Trust states: “Any suit, action or proceeding brought by or in the right of any Shareholder . . . shall be brought exclusively in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts.” Please disclose this provision and the related risks in the Prospectus. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of the provision since the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response to Comment 38 — The Trust respectfully acknowledges the Staff’s comment; however, the Trust believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 39 — Please disclose the following three provisions in Section 2.11(d) and (g) of the Declaration of Trust in the Prospectus and state that these provisions do not apply to claims arising under federal securities laws: (i) Except to the extent expressly permitted under the federal securities laws, no Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim; (ii) The Trustees shall consider the merits of the claim and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable; and (iii) Any diminution in the value of the Shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually.”

Response to Comment 39 — The Trust respectfully acknowledges the Staff’s comment; however, the Trust believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

The Trust intends to file an amended Registration Statement that will reflect the above responses to the Staff’s comments electronically on EDGAR. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes

Abigail P. Hemnes

Partner

K&L Gates LLP

CC: Khimmara Greer, John Hancock

APPENDIX A

John Hancock Global Climate Action Fund

Class I Prospectus

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)	I
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	I
Management fee	0.85
Other expenses[1]	4.00
Total annual fund operating expenses	4.85
Contractual expense reimbursement[2]	-3.89
Total annual fund operating expenses after expense reimbursements	0.96

1	“Other expenses” have been estimated for the first year of operations of the fund’s shares.

2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.84% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each participating portfolio. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	I
1 year	98
3 years	1,109

Class A, C, R6 Prospectus

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the John Hancock family of funds. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or contingent deferred sales charge (CDSC) waivers (See Appendix 1 - Intermediary sales charge waivers, which includes information about specific sales charge waivers applicable to the intermediaries identified therein). More information about these and other discounts is available from your financial professional and beginning on page 19 of the prospectus under “Sales charge reductions and waivers” or page 75 of the fund’s Statement of Additional Information under “Sales Charges on Class A and Class C Shares.”

Shareholder fees (%) (fees paid directly from your investment)	A	C	R6
Maximum front-end sales charge (load) on purchases, as a % of purchase price	5.00	None	None
Maximum deferred sales charge (load) as a % of purchase or sale price, whichever is less	1.00	1.00	None
	(on certain purchases, including those of $1 million or more)
Small account fee (for fund account balances under $1,000) ($)	20	20	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	A	C	R6
Management fee	0.85	0.85	0.85
Distribution and service (Rule 12b-1) fees	0.25	1.00	0.00
Other expenses[1]	4.00	4.00	3.89
Total annual fund operating expenses	5.10	5.85	4.74
Contractual expense reimbursement[2]	-3.89	-3.89	-3.89
Total annual fund operating expenses after expense reimbursements	1.21	1.96	0.85

1	“Other expenses” have been estimated for the first year of operations of the fund’s shares.
2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.84% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each participating portfolio. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then, except as shown below, assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Shares Sold			Shares Not Sold
Expenses ($)	A	C	R6	C
1 year	617	299	87	199
3 years	1,622	1,394	1,077	1,394

Class NAV Prospectus

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)	NAV
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None
Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)	NAV
Management fee	0.85
Other expenses[1]	3.88
Total annual fund operating expenses	4.73
Contractual expense reimbursement[2]	-3.89
Total annual fund operating expenses after expense reimbursements	0.84

1	“Other expenses” have been estimated for the first year of operations of the fund’s shares.
2

The advisor contractually agrees to reduce its management fee or, if necessary, make payment to the fund in an amount equal to the amount by which expenses of the fund exceed 0.84% of average daily net assets of the fund. For purposes of this agreement, “expenses of the fund” means all fund expenses, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) class-specific expenses, (f) borrowing costs, (g) prime brokerage fees, (h) acquired fund fees and expenses paid indirectly, and (i) short dividend expense. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the advisor and the fund based upon a determination that this is appropriate under the circumstances at that time. The advisor also contractually agrees to waive a portion of its management fee and/or reimburse expenses for the fund and certain other John Hancock funds according to an asset level breakpoint schedule that is based on the aggregate net assets of all the funds participating in the waiver or reimbursement, including the fund (the participating portfolios). This waiver equals, on an annualized basis, 0.0100% of that portion of the aggregate net assets of all the participating portfolios that exceeds $75 billion but is less than or equal to $125 billion; 0.0125% of that portion of the aggregate net assets of all the participating portfolios that exceeds $125 billion but is less than or equal to $150 billion; 0.0150% of that portion of the aggregate net assets of all the participating portfolios that exceeds $150 billion but is less than or equal to $175 billion; 0.0175% of that portion of the aggregate net assets of all the participating portfolios that exceeds $175 billion but is less than or equal to $200 billion; 0.0200% of that portion of the aggregate net assets of all the participating portfolios that exceeds $200 billion but is less than or equal to $225 billion; and 0.0225% of that portion of the aggregate net assets of all the participating portfolios that exceeds $225 billion. The amount of the reimbursement is calculated daily and allocated among all the participating portfolios in proportion to the daily net assets of each participating portfolio. During its most recent fiscal year, the fund’s reimbursement amounted to 0.01% of the fund’s average daily net assets. This agreement expires on July 31, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time.

Expense example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. Please see below a hypothetical example showing the expenses of a $10,000 investment for the time periods indicated and then assuming you sell all of your shares at the end of those periods. The example assumes a 5% average annual return and that fund expenses will not change over the periods. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expenses ($)	NAV
1 year	86
3 years	1,074

APPENDIX B

John Hancock Global Climate Action Fund

Fund Summary Section

Investment objectives

The fund seeks to provide long-term capital growth by investing in a diversified portfolio of Climate Leaders (as defined below).

Principal investment strategies

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities including, but not limited to, common stocks and depositary receipts of issuers that the manager determines are Climate Leaders (as defined below), which are listed on any exchange across the globe (inclusive of the emerging markets). The manager may consider, but is not limited to, the classifications by the World Bank, the International Finance Corporation, or the United Nations and its agencies in determining whether a country is an emerging or a developed market country.

Climate Leaders are issuers that the manager determines are aligned with the principles of the Paris Agreement, an international treaty that aims to strengthen the global response to the threat of climate change with the key objective to limit the global temperature increase to 2 degrees Celsius while pursuing efforts to limit the increase to 1.5 degrees Celsius compared to pre-industrial levels.

The manager utilizes a two-step process to determine whether an issuer is a Climate Leader, as defined above.

First Step: Exclusionary Framework

First, the manager applies an exclusionary framework where certain issuers are removed from the investment universe. This framework excludes issuers from investment consideration if, at the time of investment, third-party data providers determine that an issuer:

(a)    is in violation of one or more of the Ten Principles of the United Nations Global Compact (UNGC), a voluntary initiative based on issuers’ commitment to implement universal sustainable principles; or

(b)    derives more than 25% of revenue from fossil fuel based power generation (except as noted below); or

(c)    derives more than 5% of revenue from alcohol, tobacco, adult entertainment, gambling operations or conventional weapons; or

(d)    derives any revenue from controversial weapons, thermal coal mining and sales or oil and gas extraction and production.

The exclusionary framework is subject to change based on third-party data provider(s)’ assessment of each issuer.

With respect to (b) above, an issuer that derives more than 25% of its revenue from fossil fuel based power generation may be considered a Climate Leader and, therefore, included in the fund’s portfolio if the manager determines that such issuer has adopted an aggressive decarbonization pathway and/or is growing its renewable energy portfolio. An issuer will be determined to have adopted an aggressive decarbonization pathway if the manager determines that either: (1) it has committed to the Science Based Target Initiatives (“SBTi”); or (2) the company has made public disclosure related to committing to net-zero carbon emissions by 2050, along with an interim carbon emission reduction target of at least 40% by 2030, with a publicly disclosed action plan articulating where emission reductions will be realized. The growth of an issuer’s renewable energy portfolio is evidenced through an increased percentage of electricity consumed from non-fossil fuel sources, such as wind and solar or other forms of renewable energy. A company’s portfolio could include renewable energy assets directly owned by the company, or agreements such as power purchase agreements that entitle the company to zero carbon emission electricity.

Second Step: Investment Selection

Second, from the universe of potential issuers remaining after the application of the exclusionary screen, and where no data is available from the third-party provider(s) regarding an issuer pursuant to Step One, above, the manager will select issuers that:

(a)

have signified commitment to develop “science-based targets” or have set science-based targets with the SBTi, a partnership among: the CDP (an international non-profit that operates a system for the disclosure of issuers’ environmental impact); World Resources Institute; the WorldWide Fund for Nature; and the UNGC; or

(b)	have a relative carbon intensity (a measurement of the amount of greenhouse gas (“GHG”) emissions released to produce electricity) that is within the lowest 35% of their given industry; or

(c)	derive a minimum of 20% of revenue from climate solutions including, but not limited to, renewable energy, energy efficiency or electric vehicles.

Finally, in selecting the fund’s investments from the universe of Climate Leaders identified in Step One and Step Two, above, the manager utilizes a fundamental, bottom-up investment approach in the selection of securities, and uses a proprietary analysis to construct and analyze the historical economic earnings of an issuer. Factors such as the magnitude and volatility of an issuer’s earnings, competitive advantages, products and other performance drivers are also considered in constructing the fund’s portfolio.

Over time, an issuer’s status with respect to the relevant criteria (i.e., (i) the exclusionary framework; and (ii) the manager’s climate leader determination process) may change, and some issuers who were eligible when purchased by the fund may become ineligible. When this occurs, the manager may engage with such issuers to improve factors that lead to ineligibility within the next 90 days. The fund may divest from the issuer at any time or for any reason during or after this 90-day period.

With respect to issuers that may be included in the portion of the fund’s portfolio that is outside of the 80% investment universe, the fund will also consider other sustainability and/or environmental, social, governance (“ESG”) attributes of issuers when choosing whether to invest in an issuer, subject to data availability. These attributes may include, but are not limited to, an issuer’s performance on and management of certain environmental factors, such as natural resource use, social factors such as labor standards and diversity considerations, and governance factors such as board composition and business ethics.

The fund may invest in any country (including emerging market countries), in any economic sector and in any currency. Depending on market conditions, the investments may be focused in one or more countries, sectors and/or currencies. The fund may invest in issuers of any market capitalization.

The fund will invest in or use derivatives, such as currency forwards, for hedging purposes in a manner consistent with the investment objective of the fund.

Fund details Section

The fund seeks to provide long-term capital growth by investing in a diversified portfolio of Climate Leaders (as defined below).

The Board of Trustees can change the fund’s investment objective and strategies without shareholder approval. The fund will provide 60 days’ written notice to shareholders prior to a change in its 80% investment strategy.

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities including, but not limited to, common stocks and depositary receipts of issuers that the manager determines are Climate Leaders (as defined below), which are listed on any exchange across the globe (inclusive of the emerging markets). The manager may consider, but is not limited to, the classifications by the World Bank, the International Finance Corporation, or the United Nations and its agencies in determining whether a country is an emerging or a developed market country.

Climate Leaders are issuers that the manager determines are aligned with the principles of the Paris Agreement, an international treaty that aims to strengthen the global response to the threat of climate change with the key objective to limit the global temperature increase to 2 degrees Celsius while pursuing efforts to limit the increase to 1.5 degrees Celsius compared to pre-industrial levels.

The manager utilizes a two-step process to determine whether an issuer is a Climate Leader, as defined above.

First Step: Exclusionary Framework

First, the manager applies an exclusionary framework where certain issuers are removed from the investment universe. This framework excludes issuers from investment consideration if, at the time of investment, third-party data providers determine that an issuer:

(a)

is in violation of one or more of the Ten Principles of the United Nations Global Compact (“UNGC”), a voluntary initiative based on issuers’ commitment to implement universal sustainable principles; or

(b)    derives more than 25% of revenue from fossil fuel based power generation (except as noted below); or

(c)    derives more than 5% of revenue from alcohol, tobacco, adult entertainment, gambling operations or conventional weapons; or

(d)    derives any revenue from controversial weapons, thermal coal mining and sales or oil and gas extraction and production.

The exclusionary framework is subject to change based on third-party data provider(s)’ assessment of each issuer.

With respect to (a) above, The Ten Principles are currently divided into four categories and include the following:

(a)	Human Rights

a.	Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights; and

b.	Principle 2: Businesses should make sure that they are not complicit in human rights abuses.

(b)	Labour

a.	Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;

b.	Principle 4: Businesses should uphold the elimination of all forms of forced and compulsory labour;

c.	Principle 5: Businesses should uphold the effective abolition of child labour; and

d.	Principle 6: Businesses should uphold the elimination of discrimination in respect of employment and occupation.

(c)	Environment

a.	Principle 7: Businesses should support a precautionary approach to environmental challenges;

b.	Principle 8: Businesses should undertake initiatives to promote greater environmental responsibility; and

c.	Principle 9: Businesses encourage the development and diffusion of environmentally friendly technologies.

(d)	Anti-Corruption

a.	Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.

With respect to (b) above, an issuer that derives more than 25% of its revenue from fossil fuel based power generation may be considered a Climate Leader and, therefore, included in the fund’s portfolio if the manager determines that such issuer has adopted an aggressive decarbonization pathway and/or is growing its renewable energy portfolio. An issuer will be determined to have adopted an aggressive decarbonization pathway if the manager determines that either: (1) it has committed to the Science Based Target Initiatives (“SBTi”); or (2) the company has made public disclosure related to committing to net-zero carbon emissions by 2050, along with an interim carbon emission reduction target of at least 40% by 2030, with a publicly disclosed action plan articulating where emission reductions will be realized. The growth of an issuer’s renewable energy portfolio is evidenced through an increased percentage of electricity consumed from non-fossil fuel sources, such as wind and solar or other forms of renewable energy. A company’s portfolio could include renewable energy assets directly owned by the company, or agreements such as power purchase agreements that entitle the company to zero carbon emission electricity.

Second Step: Investment Selection

Second, from the universe of potential issuers remaining after the application of the exclusionary screen, and where no data is available from the third-party provider(s) regarding an issuer pursuant to Step One, above, the manager will select issuers that:

(a)

have signified commitment to develop “science-based targets” or have set science-based targets with the SBTi, a partnership among: the CDP (an international non-profit that operates a system for the disclosure of issuers’ environmental impact); World Resources Institute; the WorldWide Fund for Nature; and the UNGC; or

(b)	have a relative carbon intensity (a measurement of the amount of greenhouse gas (“GHG”) emissions released to produce electricity) that is within the lowest 35% of their given industry; or

(c)	derive a minimum of 20% of revenue from climate solutions including, but not limited to, renewable energy, energy efficiency or electric vehicles.

Finally, in selecting the fund’s investments from the universe of Climate Leaders identified in Step One and Step Two, above, the manager utilizes a fundamental, bottom-up investment approach in the selection of securities, and uses a proprietary analysis to construct and analyze the historical economic earnings of an issuer. Factors such as the magnitude and volatility of an issuer’s earnings, competitive advantages, products and other performance drivers are also considered in constructing the fund’s portfolio.

Over time, an issuer’s status with respect to the relevant criteria (i.e., (i) the exclusionary framework; and (ii) the manager’s climate leader determination process) may change, and some issuers who were eligible when purchased by the fund may become ineligible. When this occurs, the manager may engage with such issuers to improve factors that lead to ineligibility within the next 90 days. The fund may divest from the issuer at any time or for any reason during or after this 90-day period.

With respect to issuers that may be included in the portion of the fund’s portfolio that is outside of the 80% investment universe, the fund will also consider other sustainability and/or environmental, social, governance (“ESG”) attributes of issuers when choosing whether to invest in an issuer, subject to data availability. These attributes may include, but are not limited to, an issuer’s performance on and management of certain environmental factors, such as natural resource use, social factors such as labor standards and diversity considerations, and governance factors such as board composition and business ethics.

The fund may invest in any country (including emerging market countries), in any economic sector and in any currency. Depending on market conditions, the investments may be focused in one or more countries, sectors and/or currencies. The fund may invest in issuers of any market capitalization.

The fund will invest in or use derivatives, such as currency forwards, for hedging purposes in a manner consistent with the investment objective of the fund.

The fund may deviate from its principal investment strategies during transition periods, which may include the reassignment of portfolio management, a change in investment objective or strategy, a reorganization or liquidation, or the occurrence of large inflows or outflows.